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                                                                    EXHIBIT 99.2

                  CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER
           PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


              Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Bunge Limited, a Bermuda limited liability company (the "COMPANY"), does hereby certify that, to the best of such officer's knowledge:

       1. The accompanying Report of the Company on Form 6-K for the period ended March 31, 2004 (the "REPORT") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

       2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:    May 10, 2004

                                                        /s/ Alberto Weisser
                                                        ------------------------
                                                        Alberto Weisser
                                                        Chief Executive Officer


A signed original of this written statement required by Section 906 has been provided to Bunge Limited and will be retained by Bunge Limited and furnished to the Securities and Exchange Commission or its staff upon request.


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                  CERTIFICATION BY THE CHIEF FINANCIAL OFFICER
           PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


              Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned officer of Bunge Limited, a Bermuda limited liability company (the "COMPANY"), does hereby certify that, to the best of such officer's knowledge:

       1. The accompanying Report of the Company on Form 6-K for the period ended March 31, 2004 (the "REPORT") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

       2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:    May 10, 2004

                                                   /s/ William M. Wells
                                                   -----------------------------
                                                   William M. Wells
                                                   Chief Financial Officer



A signed original of this written statement required by Section 906 has been provided to Bunge Limited and will be retained by Bunge Limited and furnished to the Securities and Exchange Commission or its staff upon request.


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